

03 JUN -4 AM 7:21

20 May 2003



03022527

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-10-R (Egret-3), lodged with the Australian Stock Exchange on 20 May 2003;
- Stock Exchange Release in relation to WA-255-P (Skiddaw-1), lodged with the Australian Stock Exchange on 20 May 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962

20 May 2003



WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-10-R
Egret-3

Woodside Petroleum Ltd., Operator of the WA-10-R Joint Venture, located in the Carnarvon Basin, offshore Western Australia, reports that on 19 May 2003 the Egret-3 exploration and appraisal well was at a depth of 4,794 metres.

Since the last report, drilling has continued in the 8½ inch hole from 4,491 metres to 4,794 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-10-R is 16.67%. Other participants in WA-10-R are BHP Billiton Petroleum (North West Shelf) Pty Ltd. (16.67%), BP Developments Australia Ltd. (16.67%), ChevronTexaco Australia Pty Ltd. (16.67%), Japan Australia LNG (MIMI) Pty Ltd. (16.67%) and Shell Development (Australia) Pty Ltd. (16.67%).

Three of the six permit holders - Woodside, BHP Billiton Petroleum (North West Shelf) Pty Ltd. and Japan Australia LNG (MIMI) Pty Ltd - are equal sole risk participants in testing the deeper exploration objective of the well.

ANTHONY NIARDONE
Assistant Company Secretary

20 May 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-255-P
Skiddaw-1

Woodside Petroleum Ltd, reports it is currently preparing to sidetrack the Skiddaw-1 exploration well, located in permit WA-255-P.

Since the last report the $8^1/_2$ inch hole has been drilled to 2,192m.

All reported depths are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty Ltd (operator) and Woodside Energy Ltd.

ANTHONY NIARDONE
Assistant Company Secretary